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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the quarterly period ended September 30, 2005

Xcel Energy Inc.
(Name of Registered Holding Company)

800 Nicollet Mall, Minneapolis, Minnesota 55402
(Address of Principal Executives Offices)

Inquiries concerning this Form U-9C-3
may be directed to either:

Teresa S. Madden
Vice President and Controller
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4560

or

James L. Altman
Deputy General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(612) 215-4582

XCEL ENERGY INC.
FORM U-9C-3
For the Quarter Ended September 30, 2005

Item 1.—ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	Percentage Of Voting Securities Held	Nature Of Business
Xcel Energy Inc. (Xcel Energy)
Xcel Energy Retail Holdings Inc.(a)
*XERS Inc.	Energy related	December 4, 2000	DE	100%	Inactive entity previously operated as a retailer of electric power in targeted U.S. markets.
Xcel Energy Cadence Inc.(a)	Energy related	August 28, 1997	CO	100%	Holds energy-related company
Cadence Network Inc.	Energy related	September 3, 1997	DE	22.2%	Energy management and consulting services; also brokering and marketing of energy commodities
*Planergy International Inc.(a)	Energy related	January 2, 1990	TX	100%	Inactive entity previously provided energy services to commercial and industrial customers
*Planergy Services Inc.	Energy related	July 30, 1987	DE	100%	Inactive entity previously provided industrial energy audits
Xcel Energy Performance Contracting, Inc.	Energy related	August 20, 1993	MN	100%	Provides energy marketing and performance contracting services
*e prime Energy Marketing Inc.	Energy related	March 3, 1997	CO	100%	Inactive entity previously provided retail gas marketing services
*e prime Florida Inc.	Energy related	October 18, 1999	CO	100%	Inactive entity previously provided retail gas marketing services
Xcel Energy Wholesale Group Inc.(a)
##Quixx Corporation(a)	Energy related	August 14, 1985	TX	100%	Invests in developing cogeneration and energy-related projects
Quixx Borger Cogen Inc.(a)	Energy related	March 13, 1997	DE	100%	Owns 0.45% general partnership interest in Borger Energy Associates, LP
Borger Energy Associates (GP)	Energy related	April 6, 1998	DE	0.45%	Owns Blackhawk Power Station, a cogeneration plant located near Borger, Texas.
Quixx Resources Inc.(a)	Energy related	December 8, 1995	NV	100%	Owns 43.43% limited partnership interest in Borger Energy Associates, LP
Borger Energy Associates (LP)	Energy related	April 6, 1998	DE	43.43%	Owns Blackhawk Power Station, a cogeneration plant located near Borger, Texas.
Quixx Power Services Inc.	Energy related	October 13, 1993	TX	100%	Provides operation and maintenance services for generation facilities.
Quixx Louisville LLC	Energy related	March 14, 1994	DE	100%	Owns a facility consisting of two gas-fired boilers providing steam to a Dupont plant in Louisville, Kentucky.
Quixxlin Corporation(a)	Energy related	July 16, 1997	DE	100%	Owns 0.5% general partnership interest in Quixx Linden
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.5%	Owns a 23 megawatt (MW) natural gas fired cogeneration facility in Linden, New Jersey
Quixx Linden (LP)	Energy related	June 25, 1996	TX	43.18%	Owns a 23 MW natural gas fired cogeneration facility in Linden, New Jersey
US Power Fund(a)	Energy related	June 6, 2001	DE	11.2%	Limited partnership that primarily invests in independent power projects and other energy-related projects.
Crockett Cogeneration (GP)	Energy related	December 10, 1986	CA	0.5%	240 MW natural gas-fired cogeneration project

Crockett Cogeneration (LP)	Energy related	December 10, 1986	CA	28.33%	240 MW natural gas-fired cogeneration project
Quixx Linden (GP)	Energy related	June 25, 1996	TX	0.5%	Owns a 23 MW natural gas fired cogeneration facility in Linden, New Jersey
Quixx Linden (LP)	Energy related	June 25, 1996	TX	55.82%	Owns a 23 MW natural gas fired cogeneration facility in Linden, New Jersey
Borger Energy Associates (GP)	Energy related	April 6, 1998	DE	0.30%	Owns Blackhawk Power Station, a cogeneration plant located near Borger, Texas.
Borger Energy Associates (LP)	Energy related	April 6, 1998	DE	9.82%	Owns Blackhawk Power Station, a cogeneration plant located near Borger, Texas.
Xcel Energy Markets Holdings Inc.(a)					Holding company for subsidiaries providing energy marketing services
e prime Inc. (a)	Energy related	January 30, 1995	CO	100%	Holds energy-related company
Young Gas Storage Company (a)	Energy related	July 6, 1993	DE	100%	Holds energy-related company
Young Gas Storage Company Ltd.	Energy related	June 30, 1993	CO	47.5%	Owns & operates an underground gas storage facility
Northern States Power Co.—Minnesota (NSP-Minnesota)(a)
NSP Nuclear Corporation (a)	Energy related	November 19, 1999	MN	100%	Owns 25% interest in Nuclear Management Co.
#Nuclear Management Company LLC	Energy related	February 26, 1999	WI	25%	Nuclear operating company that manages several nuclear plants for 4 different utilities.
Private Fuel Storage LLC	Energy related	September 6, 1995	DE	33.95%	Storage facility of spent nuclear fuel in Utah

(a)
Directly and/or indirectly holds securities in energy/gas related companies.

*—Inactive entity

LP—Limited Partner

GP—General Partner.

#—As of July 5, 2005, Wisconsin Public Service Corporation is no longer participating in the Nuclear Management Company LLC. As a result, NSP Nuclear Corporation's ownership percentage has increased to 25%.

##—In August 2005, Xcel Energy's board of directors approved management's plan to pursue the sale of Quixx Corporation.

Narrative Description of Activities for Reporting Period

Cadence Network Inc.—Cadence Network Inc. provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations.

Quixx Corporation (Quixx)—Quixx's primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments. In August 2005, Xcel Energy's board of directors approved management's plan to pursue the sale of Quixx

Quixx Borger Cogen Inc.—A wholly-owned subsidiary of Quixx, holds a 0.45% general partnership interest in Borger Energy Associates, LP. Borger Energy Associates, LP owns Blackhawk Power Station, a cogeneration plant located at the Phillips Petroleum Refinery Complex near Borger, Texas. In August 2005, Xcel Energy's board of directors approved management's plan to pursue the sale of Quixx

Quixx Resources Inc.—A wholly-owned subsidiary of Quixx, holds a 43.43% limited partnership interest in Borger Energy Associates, LP. In August 2005, Xcel Energy's board of directors approved management's plan to pursue the sale of Quixx

Quixx Power Services Inc.—A wholly-owned subsidiary of Quixx, provides operation and maintenance services for generation facilities in which Quixx holds an equity interest and for nonassociates. In August 2005, Xcel Energy's board of directors approved management's plan to pursue the sale of Quixx

Quixx Louisville LLC—A wholly-owned subsidiary of Quixx, owns a facility consisting of two gas-fired boilers providing steam to a Dupont plant in Louisville, Kentucky. In August 2005, Xcel Energy's board of directors approved management's plan to pursue the sale of Quixx

Quixx Linden LP—Owns a 23 MW natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. Quixx also directly holds a 43.18% limited partnership interest in Quixx Linden, L.P. In August 2005, Xcel Energy's board of directors approved management's plan to pursue the sale of Quixx

Nuclear Management Company LLC—The Nuclear Management Company LLC (NMC) is an operating company that manages the operations, maintenance and physical security of eight nuclear generating units on six sites, including three units/two sites owned by NSP-Minnesota. As of July 5, 2005, Wisconsin Public Service Corporation is no longer participating in the NMC after the sale of it's Kewaunee nuclear power plant to Dominion Resources, Inc. As a result, NSP Nuclear Corporation's ownership percentage has increased to 25%.

Private Fuel Storage LLC—A project co-owned by Xcel Energy and seven other utility companies that would set up an interim storage facility for spent nuclear fuel on the Goshute Indian Reservation in Skull Valley, Utah.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

ISSUANCES AND RENEWALS OF SECURITIES (in thousands of dollars):

Company issuing security	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom security was issued	Collateral given with security	Consideration received for each security
e prime Energy Marketing	ST Debt	$11,850	Renewal	4.03%	Xcel Energy Retail	None	$11,850
e prime Energy Marketing	ST Debt	150	Issue	4.03%	Xcel Energy Retail	None	150
Xcel Energy Retail	ST Debt	18,049	Renewal	4.03%	Planergy International Inc.	None	18,049
XERS Inc.	ST Debt	7,400	Renewal	4.03%	Xcel Energy Retail	None	7,400
XERS Inc.	ST Debt	80	Issue	4.03%	Xcel Energy Retail	None	80
Xcel Energy Markets Inc.	ST Debt	3,200	Renewal	4.03%	e prime, Inc.	None	3,200
Xcel Energy Markets Inc.	ST Debt	1,300	Issue	4.03%	e prime, Inc.	None	1,300
Xcel Energy Retail	ST Debt	800	Renewal	4.03%	Xcel Energy Performance Contract	None	800
Xcel Energy Wholesale	ST Debt	1,885	Renewal	4.03%	Quixx Corporation	None	1,885
Xcel Energy Wholesale	ST Debt	4,500	Issue	4.03%	Quixx Corporation	None	4,500

CAPITAL CONTRIBUTIONS (in thousands of dollars):

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
None.

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Quixx Power Services	Quixx Linden LP	Power plant operating management fee and expenses	$371	—	—	$371
Quixx Power Services	Borger Energy Associates LP	Power plant operating management fee and expenses	$393	—	—	$393

Part II.—Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting Company Receiving Services	Associate Company Rendering Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Quixx Linden LP	Quixx Power Services	Power plant operating management fee and expenses	$371	—	—	$371
Quixx Linden LP	Quixx Corporation	Partnership management fee	25	—	—	25
Borger Energy Associates LP	Quixx Power Services	Power plant operating management fee and expenses	$393	—	—	$393
Borger Energy Associates LP	Quixx Corporation	Partnership management fee	20	—	—	20
Nuclear Management Company LLC	NSP-Minnesota	Operating management fee and expenses	$47,306	—	—	$47,306

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:

	(in thousands)
Total consolidated capitalization as of September 30, 2005	$12,490,266		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,873,540		Line 2
Greater of $50 million or line 2		$1,873,540	Line 3
Total current aggregate investment: (categorized by major line of energy-related business)
Energy management services (Category I)	44,583
Brokering/Marketing services (Category V)	29,489
Developing/Ownership QF's (Category VIII)	7,707

Total current aggregate investment		81,779	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$1,791,761	Line 5

Investments in gas-related companies:

        None.

Item 5.—OTHER INVESTMENTS (in thousands)

Major Line of Energy-Related Business(a)	Other Investment in Last U-9C-3 Report	Other Investment in This U-9C-3 Report	Reason for Difference in Other Investment
Brokering/Marketing services	$27,199	$27,199	N/A
Developing/Ownership QF's	$85,713	$85,713	N/A

(a)
Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies were subsidiaries, directly or indirectly, of Xcel Energy Inc.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A.
Financial Statements:

  Exhibit A-1 Financial statements of XERS Inc. for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-2 Financial statements of Cadence Network Inc. for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-3 Consolidated financial statements of Planergy International Inc. and subsidiaries for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-4 Financial statements of e prime Energy Marketing Inc. for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-5 Financial statements of e prime Florida Inc. for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-6 Financial statements of Quixx Power Services Inc. for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-7 Financial statements of Quixx Louisville LLC for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-8 Financial statements of Quixx Linden, LP for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-9 Consolidated financial statements of e prime Inc. and subsidiaries for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

  Exhibit A-10 Financial statements of Xcel Energy Performance Contracting, Inc. for the three and nine months ended September 30, 2005—filed under confidential treatment pursuant to Rule 104(b).

SIGNATURE

        The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

Xcel Energy Inc.
/s/ TERESA S. MADDEN Teresa S. Madden Vice President and Controller

November 23, 2005

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the third quarter of 2005 was filed with Xcel Energy Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado 1580 Logan Street Denver, CO 80203	South Dakota Public Utilities Commission 500 E. Capitol Ave. Pierre, SD 57501
North Dakota Public Service Commission 600 East Blvd. Bismarck, ND 58505	Public Service Commission of Wisconsin 610 North Whitney Way Madison, WI 53707
Public Utility Commission of Texas 1701 N. Congress Avenue Austin, Texas 78711	Michigan Public Service Commission 6545 Mercantile Way, Suite 7 Lansing, MI 48911
New Mexico Public Regulation Commission 224 E. Palace Avenue Santa Fe, NM 87503
Kansas Corporation Commission 1500 SW Arrowhead Road Topeka, KS 66604
Oklahoma Corporation Commission 2101 N. Lincoln Blvd., Suite 130 Oklahoma City, OK 73105
Minnesota Public Utilities Commission 121 E. 7th Place, Suite 350 St. Paul, MN 55101

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Narrative Description of Activities for Reporting Period
SIGNATURE